Exhibit 99.2

ELBIT MEDICAL IMAGING LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2006

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Shimon Yitzhaki, Rachel Lavine and Marc Lavine, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Elbit Medical Imaging Ltd. (the “Company”), standing in the name of the undersigned at the close of business on April 26, 2006, at the Special General Meeting of Shareholders of the Company to be held at the Company's offices, 13 Mozes Street, second floor, Tel Aviv, Israel, on Wednesday, May 31, 2006, at 1:00 p.m. (Israel time) and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as follows.

The proxies are authorized to vote in their discretion on such other matters as may properly come before the meeting.

The shares represented by this proxy card will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted “FOR” Proposals No. 1 through No. 5 and Proposal No. 12, and in accordance with the discretion of the proxies on such other matters as may properly come before the meeting.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒     Please mark your votes as in this example.

Proposal 1: Ratification of a cash dividend paid by the Company on March 17, 2005.

        FOR               AGAINST                     ABSTAIN

                        ☐        ☐            ☐

Proposal 2: Ratification of a cash dividend paid by the Company on January 17, 2006

        FOR               AGAINST                     ABSTAIN

                        ☐        ☐            ☐

Proposal 3: Approval of payment of an annual bonus to the Company’s President, Chief Financial Officer and director.

        FOR               AGAINST                     ABSTAIN

                       ☐        ☐            ☐

Proposal 4: Approval of payment of an annual bonus to the Company’s director who also serves as the President of Elscint Limited and Acting Chief Executive Officer of Plaza Centers (Europe) B.V., the Company’s subsidiaries.

        FOR               AGAINST                     ABSTAIN

                        ☐        ☐            ☐

Proposal 5: Approval of a grant of 353,500 options exercisable into ordinary shares of the Company to the Company’s directors in accordance with the Company’s 2006 Employees, Directors and Officers Incentive Plan.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Proposal 6: Approval of a service agreement between the Company and a management company controlled by Mr. Mordechay Zisser, the Executive Chairman of the Company’s board of directors, who is also considered the indirect controlling shareholder of the Company.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 7: Approval of payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Company’s board of directors, who is also considered the indirect controlling shareholder of the Company.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 7? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 8: Approval of a grant of 350,000 options exercisable into 350,000 ordinary shares of the Company to Mr. Mordechay Zisser, the Executive Chairman of the Company’s board of directors, who is also considered the indirect controlling shareholder of the Company.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 8? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 8.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 9: Approval of a grant by InSightec Ltd. of 250,000 options of InSightec Ltd., a subsidiary of the Company, exercisable into 250,000 ordinary shares of InSightec Ltd. to Mr. Mordechay Zisser, the Executive Chairman of the Company’s board of directors and a director of InSightec Ltd., who is also considered the indirect controlling shareholder of the Company.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 9? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 9.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 10: Approval of a continuation of the Company’s transaction with Control Centers Ltd., the indirect controlling shareholder of the Company, for the receipt of services of coordination, planning, execution and supervision over real estate projects, subject to certain amendments, and the receipt of aviation services.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 10? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 10.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 11: Approval of an amendment to the Company’s articles of association regarding insurance, indemnity and exemption of directors, officers, employees and other persons employed by, dealing or engaged with the Company in order to adjust the same in accordance with Amendment No. 3 to the Israeli Companies Law, 1999.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 11? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 11.)

                                                    Yes               No
                                                   ☐      ☐

Proposal 12: Approval of a grant by the Company of a prospective undertaking to indemnify its directors and officers who are non-controlling shareholders of the Company and the issuance of letters of indemnification accordingly.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Proposal 13: Approval of a grant by the Company of a prospective undertaking to indemnify Mr. Mordechay Zisser, the Executive Chairman of the Board of Directors who is also considered the indirect controlling shareholder of the Company, and the issuance of a letter of indemnification accordingly.

        FOR               AGAINST                     ABSTAIN

                      ☐        ☐            ☐

Do you have a personal interest in the transaction underlying Proposal 13? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 13.)

                                                    Yes               No
                                                   ☐      ☐

PLEASE DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

Dated: ___________, 2006

(Signature of Stockholder)

(Signature of Stockholder)

Please sign exactly as your name(s) appears on your stock certificate. If signing as attorney, executor, administrator, trustee or guardian, please indicate the capacity in which signing. When signing as joint tenants, all parties to the joint tenancy must sign. When the proxy is given by a corporation, it should be signed by an authorized officer.